John H. Sellers	VIA EDGAR AND OVERNIGHT DELIVERY
(650) 843-5070 jsellers@cooley.com

March 26, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso
Ruairi Regan

RE:	Enphase Energy, Inc.
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 8 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are also sending a courtesy package containing a copy of this letter and the Amendment, including a version of the Amendment that is marked to show changes to Amendment No. 7 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 12, 2012, for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated March 19, 2012, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Summary Compensation Table, page 104

1.

We note the footnotes to the “Non-Equity Incentive Plan Compensation” column indicating that amounts have not yet been determined. If the amounts will not be determined before the effective date of your registration statement, please add appropriate footnotes to the numbers in the “Total” column to clarify that the

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March 26, 2012

Page Two

numbers that you disclose do not represent the total compensation for the year and to explain what is excluded.

In response to the Staff’s comment, the Company has revised disclosure on pages 104-105 of the Amendment.

Description of Capital Stock, page 132

2.	Please tell us where you describe the two-thirds vote requirement mentioned in Articles V and VII of exhibit 3.3.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 29 and 132 of the Amendment.

3.	We note the forum selection mentioned in Article V of exhibit 3.3. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that, although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment, the Company has provided additional disclosure on page 136 of the Amendment.

In addition, in telephone conversations this week, the Staff raised a question regarding the purpose of the underlined clause in Section 5(g) of the Company’s Amended and Restated Bylaws to be effective upon the closing of the offering:

“(g) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.”

The Company respectfully submits that the underlined language in the foregoing paragraph is intended to address the uncertainty created by the Delaware Court of Chancery decision in JANA Master Fund Ltd. v. CNET Networks, Inc., No. 3447 (March 13, 2008). In that case, the Delaware Court of Chancery interpreted CNET’s advance notice by-law to be applicable only to stockholder proposals sought to be included the company’s proxy materials under Rule 14a-8 of the Securities and Exchange Act of 1934, as amended (the “1934 Act”) and not to the insurgent’s proposed nomination of candidates for election to the CNET board. To address the uncertainty created by this case, many public companies have amended their bylaws to specifically state that the bylaws apply to stockholder proposals brought outside of Rule 14a-8, which is what the underlined language is intended to addresses. In short, Section 5(g) of the Company’s bylaws states that if a stockholder proposal is governed by Rule 14a-8, then the provisions of the bylaws do not limit the right to bring the stockholder proposal. Conversely, if a stockholder proposal is not governed by Rule 14a-8, then the provisions of Section 5 specifically do apply and the references to the 1934 Act do not act to limit the requirements otherwise set forth in the bylaws. The Company respectfully submits that similar language appears in a number of public company bylaws and is intended to ensure compliance with both Delaware corporate law and the 1934 Act (and the rules and regulations thereunder). Such bylaws have also been approved by the Company’s stockholders.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.
Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.
Gary Caine, Deloitte & Touche LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Marina Remennik, Cooley LLP

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